March 18, 2015

Via Edgar Transmission

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549-0609

Re:          Lee G. Beaumont/Preliminary Proxy Materials In Opposition to AeroCentury Corp.

Commission File No. 001-13387

Ladies and Gentlemen:

In accordance with applicable regulations, enclosed for filing are preliminary proxy materials of Lee G. Beaumont.  Any questions or comments regarding such materials can be addressed to the undersigned or Kellie Dale.  Contact information is set forth below:

W. Scott Wallace Partner Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, TX 75219 Tel: 214.651.5587 Fax: 214.200.0674 Email: scott.wallace@haynesboone.com	Kellie Dale Associate Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, TX 75219 Tel: 214.651.5218 Fax: 214.200.0549 Email: kellie.dale@haynesboone.com

Very truly yours,

/s/ W. Scott Wallace

W. Scott Wallace
Direct Phone Number: 214.651.5587
Direct Fax Number: 214.200.0674
scott.wallace@haynesboone.com